SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACTS OF 1934

FOR THE MONTH OF MAY 2008

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PSi Technologies Holdings, Inc.

First Quarter 2008 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: MAY 23, 2008

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi Technologies Holdings, Inc.

First Quarter 2008 Results

PSi TECHNOLOGIES REPORTS FIRST QUARTER 2008 RESULTS

Manila, Philippines – May 23, 2008 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the first quarter ended March 31, 2008:

First Quarter Financial Results

The first quarter revenue totaled $21.5 million, a decrease of 8.5% compared to $23.5 million in the fourth quarter of 2007, and a decline of 13.0% as compared to the same quarter in 2007. The decrease in sales over the first quarter of 2008 was primarily due to the downturn in customer orders of power packages for high power, medium current and fast-switching devices. These are commonly used for home appliances, office and industrial equipment, and personal and consumer electronic applications.

The top five customers for the first quarter of 2008 (in alphabetical order) were Infineon Technologies, NXP Semiconductors, ON Semiconductors, Power Integrations, and ST Microelectronics. The products assembled and tested for these customers are used in various end user applications, such as automotive systems, consumer electronics, communications equipment, industrial applications, home appliances and PC motherboards.

The cost of sales decreased from $22.7 million in the fourth quarter of 2007 to $21.1 million in the first quarter of 2008. The decrease was largely driven by lower sales volume, savings through effective manpower alignment, savings in machineries and equipment related expenses, reduction in power consumption and cost per Kilowatt and other factory overhead savings.

The decrease in revenue for the most recent quarter by $2.0 million and the decrease in cost of sales by $1.6 million for the same period, resulted in a decrease in Gross Profit from $0.8 million during the fourth quarter of 2007 to $0.4 million in the first quarter of 2008.

The first quarter of 2008 Operating expenses of $2.5 million were lower by 2.3% as compared to the fourth quarter of 2007. This is mainly due to savings in the cost of materials for research and development, marketing-related expenses and employee benefit costs.

Net loss decreased to $3.2 million for the first quarter of 2008 from $3.3 in the fourth quarter of 2007 largely due to lower foreign exchange losses.

Balance Sheet Highlights

Cash and cash equivalents totaled $4.6 million as of March 31, 2008, compared to $5.9 million as of December 31, 2007. The decrease in cash is largely attributable to lower sales during the first quarter of 2008 compared to the fourth quarter of 2007.

The increase in other current assets, from $0.8 million last December 31, 2007 to $1.1 million in the first quarter of 2008 is primarily due to pre-payments related to lease and insurance.

PSi Technologies Holdings, Inc.

First Quarter 2008 Results

New acquisitions in property, plant and equipment totaled $1.2 million during the first quarter of 2008. These expenditures are mostly related to equipment retooling and refurbishment to improve quality and efficiency.

Total current liabilities increased by $0.8 million, from $33.4 million as of December 31, 2007 to $34.2 million as of March 31, 2008, mainly due to increase in trade and capital liabilities.

Non-current liabilities account includes the carrying amount of $7.1 million Exchangeable Notes issued in July 2003 and June 2005, net of discount representing the embedded conversion feature of the Note.

Business Outlook

Arthur J. Young, Jr., Chairman and CEO said, “the first quarter of 2008 was a very challenging period as inventory adjustments and weaknesses in demand from some of our key customers drove down our overall business. On the positive side, we have started the quarter with a healthier loading plan and continue to see month-to-month improvements. Moreover, we have positive developments in our new power management package portfolio, such as our QFN and Single Gauge DPAK. Our recent successful qualifications for Four Taiwan-based companies indicate that we are on the right track towards customer base diversity and better package mix. Although we are enthusiastic and optimistic with regards to the improving business environment, we remain cautious and focused on improving our customer base and enhancing our margins.”

George A. Shaw, COO said, “for the first quarter of 2008, several customers started the new year with caution that led to lower production volumes. During the same period, we completed the qualification phase of the Single Gauge DPAK for several new customers and initiated development programs for new customers for custom power packages, with expected production in the third and fourth quarters of 2008. With regards to our existing packages, our continuous improvement activities led to new low-cost versions for our volume runners. We are also continuing our focus on the Quality First initiative, and both of our factories continue to show improvement in operating metrics as a result. We started the second quarter with much better loading, and we are seeing an improved market situation as compared to the first quarter.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

PSi Technologies Holdings, Inc.

First Quarter 2008 Results

At PSi Technologies Holdings, Inc.:	At Financial Relations Board:
Larry Cajucom (63 2) 838 4489 lvcajucomjr@psitechnologies.com.ph	Lasse Glassen (213) 486 6546 lglassen@financialrelationsboard.com

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

First Quarter 2008 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended
	31-Mar-08 Unaudited	31-Dec-07 Unaudited	31-Mar-07 Unaudited
REVENUES	$21,458,501	$23,460,578	$24,678,665
COST OF SALES	21,104,906	22,674,157	23,365,970

GROSS PROFIT	353,595	786,422	1,312,695

OPERATING EXPENSES
Research and development	330,709	374,991	251,799
Administrative expenses	1,986,388	1,996,723	1,677,232
Marketing expenses	196,380	200,582	229,475

Total Operating Expenses	2,513,477	2,572,296	2,158,506

LOSS FROM CONTINUING OPERATIONS	(2,159,882)	(1,785,874)	(845,811)

Interest and bank charges-net	(235,157)	(221,217)	(252,664)
Foreign exchange gains(losses)-net	(153,964)	(665,472)	(133,033)
Lease income	41,370	41,370	41,370
Exchangeable Note interest and financing charges	(716,049)	(657,283)	(616,929)
Gain on disposal of assets	3,900	8,811	—
Miscellaneous	19,258	34,508	12,263

Net Other Expense	(1,040,642)	(1,459,283)	(948,993)

NET LOSS FROM CONTINUING OPERATIONS	(3,200,524)	(3,245,157)	(1,794,804)
NET LOSS FROM DISCONTINUED OPERATIONS	—	66,000	0

NET LOSS	$(3,200,524)	$(3,311,157)	$(1,794,804)

No. of Shares Outstanding	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Shares	(0.24)	(0.25)	(0.14)

PSi Technologies Holdings, Inc.

First Quarter 2008 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	31-Mar-08 Unaudited	31-Dec-07 Unaudited
ASSETS
Current Assets
Cash	$4,568,700	$5,861,426
Accounts receivable-net	12,098,019	12,263,943
Inventories-net	5,270,129	4,823,987
Other current assets-net	1,106,145	777,141

Total Current Assets	23,042,993	23,726,497

Noncurrent Assets
Property, plant and equipment-net	24,718,654	26,380,350
Other noncurrent assets-net	1,007,367	970,568

Total Noncurrent Assets	25,726,021	27,350,918

	$48,769,014	$51,077,415

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$23,476,811	$22,407,087
Accounts payable CAPEX	734,979	427,200
Loans Payable	9,980,000	10,020,000
Advance from customer	—	466,503
Trust receipts payable	—	52,520

Total Current Liabilities	34,191,790	33,373,310

Noncurrent Liabilities
Exchangeable Note	7,126,917	6,843,695
Accrued retirement benefit cost	3,870,446	4,081,877

Total Noncurrent Liabilities	10,997,363	10,925,572

Stockhoders’ Equity
Capital stock-Philippine peso 1-2/3 par value
Authorized-37,058,100 shares
Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,694,777	79,692,925
Other comprehensive loss	(1,807,801)	(1,807,801)
Deficit	(74,897,933)	(71,697,409)

Total Stockholders’ Equity	3,579,861	6,778,533

	$48,769,014	$51,077,415

PSi Technologies Holdings, Inc.

First Quarter 2008 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Three Months Ended March 31, 2008
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(3,200,524)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	2,898,325
Stock compensation costs	1,853
Amortization of debt issuance costs and discount	289,065
Unrealized foreign exchange losses	(16,149)
Provision for pension expense	98,427
Loss on disposal of assets	70,362
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	(306,055)
Inventories	(510,786)
Other current assets	(330,988)
Decrease in trade and other payables	365,058

Net cash provided by (used in) operating activities	(641,412)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(507,369)
Decrease (increase) in other noncurrent assets	(48,661)

Net cash used in investing activities	(556,030)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	(52,520)
Net proceeds from (payments of) loans payable	(40,000)

Net cash provided by financing activities	(92,520)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(2,764)

NET INCREASE (DECREASE) IN CASH	(1,292,726)
CASH, BEGINNING OF PERIOD	5,861,426

CASH, END OF PERIOD	$4,568,700

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	$734,979